SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2 (b)*

Rentrak Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760174102

(CUSIP Number)

January 17, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 647,025*
6 SHARED VOTING POWER *
7 SOLE DISPOSITIVE POWER 647,025*
8 SHARED DISPOSITIVE POWER *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,025*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of Rentrak Corporation (the “Company”) held by certain affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of January 17, 2008, Mr. Huff was deemed to beneficially own 647,025 shares of common stock of the Company, $0.01 par value per share (the “Shares”), or approximately 6.5% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1	(a)	Name of Issuer:

Rentrak Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

7700 NE Ambassador Place Portland, Oregon

Item 2	(a)	Name of Persons Filing:

William R. Huff

William R. Huff possesses sole power to vote and direct the disposition of all securities of Rentrak Corporation (the “Company”) held by certain affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Item 2	(b)	Address of Principal Business Office of the Reporting Persons:

67 Park Place Morristown, NJ 07960

Item 2	(c)	Citizenship:

United States

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

760174102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership[1].

(a) Amount beneficially owned:

647,025 shares of Common Stock

(b) Percent of class:

6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

647,025

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

647,025

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]

The number of shares reported and the calculation of percentages referenced herein are based on the shares beneficially owned as of January 17, 2008 and (based on information in the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2007) 10,748,127 total shares of Common Stock issued and outstanding as of November 1, 2007. The information reported does not reflect any changes to beneficial ownership or outstanding shares based on transactions, if any, that may have occurred after January 17, 2008.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2008	Edward T. Dartley

	By:	/s/ Edward T. Dartley
Edward Dartley, Attorney-in-Fact for William R. Huff, on behalf of certain affiliated limited partnerships